D'Arcy Bordeaux, Member at Large



D'Arcy Bordeaux, Sicangu Lakota, joined the Indian Land Tenure Foundation staff as its Accountant/Human Resources Director in 2003. Prior to that, Bordeaux was General Manager of the Rosebud Casino, where he oversaw day-to-day operations and accounting, and designed the casino's recent remodeling and expansion. He was also the Finance Manager of Tribal Land Enterprise, an organization that acquires and manages land for the Rosebud Sioux Tribe, and has worked extensively in the banking industry. Bordeaux holds an associate's degree in accounting from Haskell Indian Nations University. In 1993, he received a fellowship to research investment portfolio management strategies at the State University of New York at Stony Brook on Long Island.